Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-228593

FOR IMMEDIATE RELEASE

St. John’s, NL – November 25, 2019

FORTIS INC. ANNOUNCES C$1.1 BILLION OFFERING OF COMMON SHARES COMPRISED OF C$600 MILLION BOUGHT DEAL AND CONCURRENT C$500 MILLION OFFERING TO INSTITUTIONAL INVESTOR

Fortis Inc. (“Fortis” or the “Corporation”) (TSX/NYSE:FTS) announced today that it has entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc., CIBC Capital Markets and RBC Capital Markets (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase from Fortis, on a “bought deal” basis, and sell to the public, 11,510,000 common shares of Fortis (the “Common Shares”) at a price of C$52.15 per Common Share, resulting in gross proceeds for Fortis of C$600 million (the “Bought Deal”).

Fortis has granted the Underwriters the option to purchase up to an additional 1,726,500 Common Shares to cover over-allotments, if any, and for market stabilization purposes, exercisable during the 30 days following the closing of the Bought Deal (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the Bought Deal will result in gross proceeds for Fortis of C$690 million.

Fortis also announced today that it has entered into an agreement with an institutional investor in the United States that has agreed to purchase (the “Concurrent Offering” and together with the Bought Deal, the “Offerings”) 9,587,728 Common Shares at a price of C$52.15 per Common Share, resulting in gross proceeds for Fortis of C$500 million.

The Common Shares offered in the Concurrent Offering are being sold directly to the institutional investor without an underwriter or placement agent.

Fortis has provided notice to the agents under the equity distribution agreement dated December 10, 2018, relating to its at-the-market distribution (the “ATM Distribution”), that the Corporation is terminating its ATM Distribution as of today.  The equity required by the Corporation to fund its ongoing capital plan is expected to be obtained through the Offerings and the Corporation’s dividend reinvestment program (“DRIP”) and, as a result, the ATM Distribution is no longer necessary.

The net proceeds of the Offerings will be used to fund the Corporation’s capital plan, repay indebtedness of Fortis and for general corporate purposes. “As we discussed on our recent quarterly call, our utility businesses are demonstrating strong growth, driven by investments to deliver cleaner energy and strengthen our energy networks. Furthermore, the recent FERC decision in respect of the return on equity for transmission removes a risk for our shareholders and allows Fortis to accelerate the funding outlined in our 5-year capital growth plan,” said Mr. Barry Perry, President and Chief Executive Officer of Fortis Inc.

Fortis also announced today that, subject to the approval of the TSX, it will be terminating the 2% discount currently offered on the purchase of Common Shares under its DRIP with effect for the March 1, 2020 dividend. As a result of the termination by Fortis of the discount under its DRIP, Fortis expects the rate of DRIP participation by the Corporation’s shareholders to decrease.

In respect of each Offering, a separate prospectus supplement (each, a “Prospectus Supplement”) to the Corporation’s Canadian base shelf prospectus (the “Base Prospectus”) dated December 6, 2018 will be filed in Canada with applicable securities regulatory authorities, as well as in the United States with the Securities and Exchange Commission (the “SEC”) under the Corporation’s U.S. registration statement on Form F-10 filed on November 29, 2018, amended on December 7, 2018, and which became effective on December 7, 2018. Each Prospectus Supplement will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Completion of each of the Offerings is subject to customary conditions and the receipt of all necessary stock exchange approvals, including the approvals of the TSX and the NYSE. Closing is expected to occur on or about December 3, 2019.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Fortis Inc. has filed a registration statement (including a prospectus) with the SEC for the Bought Deal.  Before you invest, you should read the prospectus supplement relating to the Bought Deal, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Bought Deal.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the Bought Deal will arrange to send you the prospectus or you may request it in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at September 30, 2019. The Corporation’s 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.sedar.com or www.sec.gov.

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the gross or net proceeds of the Offerings; the Corporation’s expected use of the net proceeds from the Offerings; and the timing of the expected closing of the Offerings; the expectations that the equity required by the Corporation to fund its ongoing capital plan will be obtained by the Offerings and the DRIP; and the expectation that the discount under the DRIP will cease to apply with effect for the March 1, 2020 dividend and that the rate of participation in the DRIP by the Corporation’s shareholders may decrease as a result.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors and risk factors relating to the Common Shares, reference should be made to the Prospectus Supplements to be filed on SEDAR and EDGAR, together with the Base Prospectus to which they relate, and the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. All forward-looking information included in this media release is given as of the date of this media release and, except as required by law, we undertake no obligation to revise or update any forward-looking information, as a result of new information, future events or otherwise.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 samaimo@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com